Exhibit 99.2

GLG LIFE TECH CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of GLG Life Tech Corporation have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. The Board of Directors, through the Audit Committee, is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which appears herein.

Dr.Luke Zhang (Signed)                                                                 Brian Meadows (Signed)

President and Chief Executive Officer                                            Chief Financial Officer

March 31, 2011                                                                                  March 31, 2011

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers LLP 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

March 31, 2011

Independent Auditor’s Report

To the Shareholders of GLG Life Tech Corporation:

We have completed an integrated audit of GLG Life Tech Corporation’s 2010 consolidated financial statements and its internal control over financial reporting as at December 31, 2010 and an audit of its 2009 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of GLG Life Tech Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit as at December 31, 2010 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the company’s 2009 consolidated financial statements for the year ended December 31, 2009 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of GLG Life Tech Corporation as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting
We have also audited GLG Life Tech Corporation’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, GLG Life Tech Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control -Integrated Framework issued by COSO.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
www.pwc.com/ca

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2010 of GLG Life Tech Corporation of our report dated March 31, 2011, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Exhibit incorporated by reference in this Annual Report.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC
March 31, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

GLG LIFE TECH CORPORATION

Consolidated Balance Sheets as at December 31

(Expressed in Canadian Dollars)

		2010	2009

	Note
ASSETS
Current Assets
Cash and cash equivalents		$23,817,215	$16,018,203
Accounts receivable	3	31,560,756	5,718,315
Interest receivable		1,540	-
Taxes recoverable	4	6,554,498	5,130,359
Inventory	5	63,306,902	41,149,142
Prepaid expenses	6	4,380,290	8,578,097
		129,621,201	76,594,116

Property, Plant, and Equipment	7	104,099,225	108,311,690
Goodwill		7,736,478	7,859,523
Restricted Cash		-	10,003
Deferred Charges		81,461	94,867
Intangible Assets	8	35,643,970	36,715,455
		$277,182,335	$229,585,654

LIABILITIES
Current Liabilities
Short term loans	9	$100,131,084	$37,317,500
Accounts payable and accruals	10	21,929,861	25,382,988
Interest payable		384,761	268,912
Advances from customers		76,959	-
Due to related party	11	99,460	7,243,492
		122,622,125	70,212,892

Non-current bank loan	9	-	13,797,000
Due to related party	11	6,133,554	-
Future income taxes	19	642,864	733,203
		129,398,543	84,743,095

NON-CONTROLLING INTEREST		4,387	23,243

SHAREHOLDERS' EQUITY
Share capital	13	141,366,390	134,812,115
Contributed surplus		14,959,980	14,909,708
Accumulated other comprehensive income		5,676,312	6,386,688
Deficit		(14,223,277)	(11,289,195)
		147,779,405	144,819,316
		$277,182,335	$229,585,654

Nature of Operations and Liquidity Risk (Note 1)		-
Commitments (Note 22)
Subsequent events (Note 25)

APPROVED ON BEHALF OF THE BOARD:

" Sophia Leung "		Director
"David Hall "		Director

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31

(Expressed in Canadian Dollars)

	2010	2009

REVENUE	$58,927,129	$41,883,584

COST OF SALES	41,365,355	29,789,808

GROSS PROFIT	17,561,774	12,093,776

GENERAL AND ADMINISTRATIVE EXPENSES	14,736,681	11,719,517

PROFIT BEFORE THE UNDERNOTED	2,825,093	374,259

OTHER INCOME (EXPENSES)
Interest expense	(4,501,106)	(2,695,178)
Interest income	170,212	100,557
Provisions on receivables	-	(58,358)
Foreign exchange gain (loss)	(860,169)	2,638,188
Other income	-	11,324
	(5,191,063)	(3,467)

(LOSS) INCOME BEFORE INCOME TAXES AND
NON-CONTROLLING INTEREST	(2,365,970)	370,792

INCOME TAXES (EXPENSE) RECOVERY	(586,968)	243,259

(LOSS) INCOME BEFORE NON-CONTROLLING INTERESTS	(2,952,938)	614,051

NON-CONTROLLING INTEREST	18,856	143,968

NET (LOSS) INCOME	(2,934,082)	758,019

DEFICIT, beginning of year	(11,289,195)	(12,047,214)

DEFICIT, end of year	(14,223,277)	(11,289,195)
NET (LOSS) INCOME PER SHARE
Basic	$(0.11)	$0.04
Diluted	(0.11)	0.04

NET (LOSS) INCOME	(2,934,082)	758,019
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized gains (losses) on translation of
self-sustaining operations	(710,376)	(14,309,320)

COMPREHENSIVE (LOSS) INCOME	(3,644,458)	(13,551,301)

Weighted Average Number of Shares Outstanding
Basic	26,618,546	20,379,979
Diluted	26,618,546	21,453,824

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION

Consolidated Statements of Shareholders' Equity

(Expressed in Canadian Dollars)

	Share Capital		Warrants	Contributed Surplus	Accumulated Other Comprehensive Income ("AOCI")	Deficit	Total Comprehensive Income (Loss)
	Shares	Amount

Balance, December 31, 2008	19,629,916	$93,355,149	$11,477,908	$3,347,623	$20,696,008	$(12,047,214)	$11,397,392

Common shares issued during the year:
Intangible Assets (Note 8)	1,093,750	8,312,500	-	-	-	-	-
Equity offering, net	4,168,750	29,452,656	-	-	-	-	-
Exercise of stock option	241,457	584,376	-	(293,376)	-	-	-
Restricted shares	283,850	485,407	-	-	-	-	-
Future income tax recovery		1,006,072	-	-	-	-	-
Stock-based compensation	-	1,615,955	-	377,553	-	-	-
Warrant expired	-	-	(11,477,908)	11,477,908	-	-	-
Change in foreign currency translation	-	-	-	-	(14,309,320)	-	(14,309,320)
Net income	-	-	-	-	-	758,019	758,019
Balance, December 31, 2009	25,417,723	$134,812,115	$-	$14,909,708	$6,386,688	$(11,289,195)	$(13,551,301)

Common shares issued during the year:
Intangible Assets (Note 8)	250,000	1,977,500	-	-	-	-	-
Exercise of stock option	1,099,167	1,319,000	-	(439,667)	-	-	-
Restricted shares	604,356	377,963	-	-	-	-	-
Stock-based compensation	-	2,879,812	-	489,939	-	-	-
Change in foreign currency translation	-	-	-	-	(710,376)	-	(710,376)
Net loss	-	-	-	-	-	(2,934,082)	(2,934,082)
Balance, December 31, 2010	27,371,246	$141,366,390	$-	$14,959,980	$5,676,312	$(14,223,277)	$(3,644,458)

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in Canadian Dollars)

		2010	2009

	Note
Cash provided by (used in)

Operating activities
Net (loss) income		$(2,934,082)	$758,019
Items not affecting cash:
Stock-based compensation		3,308,048	2,478,916
	Amortization of property, plant and equipment and intangible assets	10,033,744	6,385,355
Provisions on loans and receivables		(18,027)	58,358
Foreign exchange loss (gain)		202,305	(2,615,900)
Future income tax expense		(101,802)	(753,800)
Non-controlling interests		(18,856)	(143,968)
		10,471,330	6,166,980

Changes in non-cash working capital items	15	(39,190,958)	(23,427,645)
Cash flow used by operating activities		(28,719,628)	(17,260,665)

Investing activities
Sale of short term investment		-	326,252
Decrease (increase) in restricted cash		10,003	90,707
Purchase of property, plant and equipment		(14,722,286)	(34,871,862)
Cash flow used by investing activities		(14,712,283)	(34,454,903)

Financing activities
Issuance of short term loans		53,981,670	58,157,200
Repayment of short term loans		(3,719,372)	(13,928,700)
Issuance of common shares		-	33,241,278
Exercise of stock options		1,319,000	291,000
Share issuance costs		-	(3,186,313)
Advance / (repayment of advance) from a customer		73,543	(22,053,238)
Advance from a related parties		2,634,781	7,726,413
Repayment of loans to related parties		(3,406,211)	-
Cash flow from financing activities		50,883,411	60,247,640

Effect of foreign exchange rate changes on cash and cash equivalents		347,512	123,460

CHANGE IN CASH AND CASH EQUIVALENTS		7,799,012	8,655,532

CASH AND CASH EQUIVALENTS, beginning of year		16,018,203	7,362,671

CASH AND CASH EQUIVALENTS, end of year		$23,817,215	$16,018,203

See Accompanying Notes to the Consolidated Financial Statements
Supplemental Cash Flow Information (Note 16)

GLG LIFE TECH CORPORATION

Notes to the Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

1.             NATURE OF OPERATIONS AND LIQUIDITY RISK

The Company was incorporated under the Companies Act (British Columbia) on June 5, 1998.  On March 14, 2007, the Company changed its name to GLG Life Tech Corporation (“GLG” or the “Company”).  The Company is a vertically integrated producer of high-grade stevia extract.  The operations include stevia seed breeding, propagation, growth and harvest, extraction, refining and formulation.  The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol "GLGL".

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due (Note 20(f)).

The Company has a history of renewing and obtaining short term loans and credit facilities and is dependent on obtaining regular financing in order to continue its expansion programs and repay amounts due under current short term loans. Subsequent to year end the Company was successful in raising equity financing of $54,698,600 net of financing costs. In the current fiscal year the Company obtained and renewed bank loans totaling $99,594,000 which are due within one year.  The Company plans to continue to renew those loans as they come due, however, if the Company is unable to refinance its short term loan and credit facilities as they become due, the Company will require alternative forms of financing.  There can be no assurance the Company will be successful in obtaining such financing on terms acceptable to the Company.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)        Basis of presentation and consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These consolidated financial statements include the accounts of the Company and all its wholly owned subsidiaries: Agricultural High Tech Developments Limited, incorporated in the Marshall Islands; Anhui Bengbu HN Stevia High Tech Development Company Limited, Chuzhou Runhai Stevia High Tech Company Limited, Dongtai Runyang Stevia High Tech Company Limited, Qingdao Runde Biotechnology Company Limited, Qingdao Runhao Stevia High Tech Company Limited, all incorporated in China; GLG Life Tech US, Inc., incorporated in Delaware, USA; 80% owned subsidiary Dr. Zhang’s All Natural and Zero Calorie Beverage and Foods Company, incorporated in Hong Kong and 55% owned subsidiary, GLG Weider Sweet Naturals Corporation, incorporated in Canada.

All intercompany accounts and transactions were eliminated upon consolidation.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(b)       Foreign currency

(i)      transactions and balances

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

(ii)     group companies

The consolidated financial statements are presented in Canadian dollars.  Accounts of the Company’s integrated foreign operations are translated into Canadian dollars using the temporal method as follows:

(1)    monetary assets and liabilities for each balance sheet presented are translated at the rate of exchange in effect as at the balance sheet date;

(2)    non-monetary assets and liabilities for each balance sheet presented are translated at the rate of exchange prevailing at the time of the acquisition of the assets or assumption of the liabilities;

(3)    revenue and expense items for each statement of operations are translated at the average rates of exchange for the year; and

(4)    all resulting exchange differences are recognized in the statement of operations.

Accounts of the Company’s self-sustaining operations are translated into Canadian dollars using the current rate method as follows:

(1)    all assets and liabilities for each balance sheet presented are translated at the rate of exchange in effect as at the balance sheet date;

(2)    revenue and expense items for each statement of operations are translated at the average rates of exchange for the year; and

(3)    all resulting exchange differences are recognized in other comprehensive (loss) income and in shareholders’ equity.

(c)         Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits held with banks readily convertible into cash and purchased with original maturities of three months or less.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(d)        Inventory

Raw materials, work-in-progress and finished goods are measured at the lower of cost, determined on a weighted average basis and net realizable value.

The cost of raw materials comprises the purchase price, applicable taxes and other costs incurred in bringing inventory to their present location and condition.  The cost of finished goods includes cost of materials and cost of conversion.  The cost of conversion includes costs directly related to the units of production, such as direct labour, and fixed and variable production overheads, based on normal operating capacity.

The net realizable value of inventory is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

The amount of any write-down of inventories to net realizable value and all losses of inventories is recognized as an expense in the period the write-down or loss occurs.  The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(f)     Property, plant and equipment

Property, plant and equipment are recorded at cost and include interest capitalized during construction, less accumulated amortization.  Amortization is calculated using the straight line method with 10% residual value over the estimated useful lives of the assets.

Ion exchange resin equipment	15 years
Buildings	20 years
Manufacturing equipment and biological assets	10 years
Motor vehicles, computer equipment and software, and, furniture and fixtures	5 years

Amortization is not provided for construction in progress until the assets are ready for use.

(g)    Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events and circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company’s policy is to record an impairment loss when it is determined that the carrying amount of the assets exceeds the sum of

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(g)    Impairment of long-lived assets, continued

the expected undiscounted future cash flows resulting from use of the asset and its eventual disposition.  Impairment losses are measured as the amount by which the carrying amount of the asset exceeds its fair value and are recognized as an expense in the period of impairment.  Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(h)   Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired and arose as a result of the acquisition of Qingdao Runde Biotechnology Company Limited in the year of 2006.  Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value.  When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss.  The last goodwill impairment test was performed on December 31, 2010.

(i)     Intangible assets

Intangible assets include customer relationships, patents and technology.  Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite. Customer relationships are amortized over a 10 year period.  Patents and technology are amortized on a straight-line basis over the expected useful life of 4.5-20 years.

(j)     Income taxes

Future income taxes are recorded using the asset and liability method.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is provided against future tax assets unless it is more likely than not that the tax asset will be realized.

(k)    Revenue recognition

Revenue from product sales is recognized when products are shipped to customers and ownership is transferred to customers, when the price is fixed or determinable and when the ultimate collection is reasonably assured.  Customer prepayments are recorded as advances from customers and revenue is not recognized until the shipment of goods occurs.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(l)     Income (loss) per share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on income (loss) per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.  However, the calculation of diluted income (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(m)   Stock-based compensation

The Company grants stock options and restricted shares to employees, directors, and consultants pursuant to the Stock Option and Restricted Share Plan.  The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options.

For stock options and restricted shares granted to directors, officers and employees, the fair value is estimated on the date of grant and is recognized as compensation expense on a straight-line basis over the related vesting periods.  Compensation expense is recorded based on the estimated fair value of options with a corresponding credit to contributed surplus.  Any consideration received on the exercise of stock options is credited to share capital.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and expected life of the option.  The Company estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.  Changes in these assumptions can materially affect the fair value estimate.

(n)    Use of estimates and measurement uncertainty

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.

Significant areas requiring the use of management estimates include determining of the accrued liabilities, assessing the fair value of property, plant and equipment, intangible assets and goodwill, the valuation of future tax assets, revenue recognition, estimate of inventory net realizable value, going concern assumption, expected useful lives of assets subject to amortization and the assumptions used in determining of the fair value of stock-based compensation.  While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(o)    Capitalization of interest

Interest and accretion on long term debt associated with the construction of long term assets are capitalized into property, plant and equipment and inventory, where the borrowing cost is attributable to the acquisition, construction or production of a qualifying asset.

Where funds were borrowed specifically for obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the product of the average accumulated costs and average interest rate applicable to the borrowing.

The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period until the facilities are substantially completed. Interest on funds borrowed that are not specific to obtaining a qualifying asset are expensed as incurred.

(p)    Financial instruments

Financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.

All financial instruments are measured in the balance sheets at fair value except for loans and receivables, held‐to‐maturity investments and other financial liabilities, which are measured at amortized cost.  Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Subsequent measurement and changes in fair value will depend on their initial classification as follows: held‐for‐trading financial assets are measured at fair value and changes in fair value are recognized in net income; available‐for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income; held-to-maturity financial assets, loan and receivables, and other financial liabilities are amortized using the effective interest rate method.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designed as a hedge.  Cash and cash equivalents, short term investments, and restricted cash are classified as “held-for-trading”.  Accounts receivable and certain other assets that are financial instruments are classified as “loans and receivables”.

Short term loans, accounts payable, interest payable, advances from customer, due to related party, and non- current bank loan are classified as “other financial liabilities”. The Company currently does not have any hedge instruments.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

3.             ACCOUNTS RECEIVABLE

	December 31, 2010	December 31, 2009

Accounts Receivable	$31,594,081	$5,776,673
less allowance for doubtful accounts	(33,325)	(58,358)

	$31,560,756	$5,718,315

4.              TAXES RECOVERABLE

The taxes are value-added taxes paid on purchases in China and HST/GST paid in Canada.  These taxes are recoverable from the respective authorities upon filing of the prescribed returns.

5.              INVENTORY

For the year ended December 31, 2010, the amount of inventories charged to cost of sales was $38,268,601 (2009 - $27,050,264). There was no write-down nor reversal of any write-down of inventories during the years ended December 31, 2010 and 2009.

	December 31, 2010	December 31, 2009
Raw material	$27,987,562	$9,203,227
Work in process	28,675,875	27,818,580
Finished goods	6,643,465	4,127,335
	$63,306,902	$41,149,142

6.       PREPAID EXPENSES

	December 31, 2010	December 31, 2009
Prepayment for raw material	$602,445	$4,283,150
Prepayment for construction and equipment	732,521	690,232
Insurance	39,060	54,802
Rent and deposits	2,245,709	2,405,663
Others	760,555	1,144,250
	$4,380,290	$8,578,097

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

7.         PROPERTY, PLANT AND EQUIPMENT

	December 31, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Ion exchange resin equipment	$14,853,702	$2,514,610	$12,339,092	$11,619,902	$1,652,031	$9,967,871
Manufacturing equipment
and Biological assets	44,464,969	6,975,576	37,489,393	47,427,276	3,123,087	44,304,189
Buildings	50,507,492	3,729,319	46,778,173	46,897,089	1,339,877	45,557,212
Leasehold land use rights	2,770,330	-	2,770,330	2,944,493	-	2,944,493
Construction in progress	3,616,743	-	3,616,743	2,998,661	-	2,998,661
Computer equipment and software	473,993	113,013	360,980	965,191	91,366	873,825
Motor vehicles and
Furniture and fixture	998,701	254,187	744,514	1,723,031	57,592	1,665,439
	$117,685,930	$13,586,705	$104,099,225	$114,575,643	$6,263,953	$108,311,690

The leasehold represents land use rights for a term of 50 years.  Under the People’s Republic of China (“PRC”) law, land use rights can be revoked and the tenants can be forced to vacate at any time when re-development of the land is in the public interest.

Interest capitalized to property, plant and equipment during the year ended December 31, 2010 was nil (2009 - $126,398). In the prior period testing and preparation charges at the Company’s two leaf processing facilities of $717,796 were capitalized during the year.  No such costs were incurred during the year ended December 31, 2010.

Property, plant and equipment have been pledged as general collateral for the line of credit facilities available to the Chinese subsidiaries (Note 9).

8.         INTANGIBLE ASSETS

	December 31, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Customer relationship	$15,416,254	$3,291,481	$12,124,773	$15,416,254	$1,749,855	$13,666,399
Patents and acquired technologies	26,533,750	3,014,553	23,519,197	24,556,250	1,507,194	23,049,056

	$41,950,004	$6,306,034	$35,643,970	$39,972,504	$3,257,049	$36,715,455

(a)    Customer relationship

In conjunction with signing a 10 year supply agreement with Cargill Incorporated (“Strategic Customer”), the Company issued share purchase warrants in July 2007.  Since the Company expected to obtain future economic benefits from the relationship an intangible asset was recorded at the fair value of consideration given to enter into the contract.

(b)   Patents and acquired technologies

On June 29, 2010, the Company issued 250,000 common shares with a fair value of $1,977,500 as the

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

8.         INTANGIBLE ASSETS, Continued

(b)   Patents and acquired technologies, continued

royalty consideration under the agreement with International Biotechnology Group Ltd. (“IBG”) to license the patents and the technology of IBG.  Such patent cost will be amortized over the economic life of 4.5 years-20 years.  In addition, a basic royalty is payable to IBG based on revenues generated from sale of certain products over the term of the agreement, beginning in fiscal 2011.

On December 27, 2007, the Company acquired all issued and outstanding shares of Agricultural High‑Tech Developments Limited (“AHTD”), a company incorporated under the laws of the Marshall Islands.  AHTD owns patents relating to new stevia seedling and breeding technology.  One patent has been registered with the Chinese government.

The purchase price consisted of 3,125,000 common shares of the Company.  937,500 common shares were issued on December 27, 2007 and 1,093,750 common shares were issued on November 27, 2008.  An additional 1,093,750 common shares were issued on December 8, 2009.  Total consideration for the patent was $24,556,250 based on the fair value of the common shares on the date of issuance.

9.         SHORT TERM LOANS

As at December 31, 2010, the Company’s short term loans consisted of borrowings from private lenders and from four banks in China as follows:

             Short term borrowing from a private lender as at December 31, 2010

Loan amount in C$	Loan amount in USD	Maturity Date	Interest rate per annum	Lender

$537,084	540,000	October 9, 2011	8.00%	Private lender

$537,084	540,000

In June 2010, the Company obtained a $3,772,500 (RMB25,000,000) non-interest bearing and non-secured loan from a business associate.  This loan was repaid in July 2010.

Short term borrowing from a private lender as at December 31, 2009

Loan amount in C$	Loan amount in USD	Maturity Date	Interest rate per annum	Lender

$525,500	500,000	October 9, 2010	8.00%	Private lender

$525,500	500,000

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

9.         SHORT TERM LOANS, Continued

             Short term bank loans as at December 31, 2010

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender

$9,054,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
3,018,000	20,000,000	March 18, 2011	5.31%	Construction Bank of China
4,527,000	30,000,000	March 23, 2011	5.31%	Construction Bank of China
3,018,000	20,000,000	May 24, 2011	5.56%	Agricultural Bank of China
9,054,000	60,000,000	June 17, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
4,527,000	30,000,000	June 28, 2011	6.12%	CITIC Bank
3,018,000	20,000,000	June 29, 2011	5.56%	Agricultural Bank of China
9,054,000	60,000,000	July 2, 2011	5.40%	Agricultural Bank of China
15,090,000	100,000,000	July 27, 2011	5.59%	Bank of Communication
2,565,300	17,000,000	July 29, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	August 5, 2011	6.02%	CITIC Bank
15,090,000	100,000,000	August 25, 2011	5.63%	Bank of Communication
3,018,000	20,000,000	August 30, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	September 14, 2011	6.12%	CITIC Bank
1,509,000	10,000,000	September 28, 2011	5.56%	Agricultural Bank of China
1,509,000	10,000,000	October 18, 2011	5.56%	Agricultural Bank of China
452,700	3,000,000	October 28, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	October 28, 2011	5.56%	Agricultural Bank of China

$99,594,000	660,000,000

During the year ended December 31, 2010, the Company renewed loans of $49,797,000 (RMB330 million), renewed the credit facility of $37,725,000 (RMB250 million) with the Agricultural Bank of China and obtained short term loans of $49,797,000 (RMB330 million) offered by various banks.

The assets of the Company’s subsidiaries have been pledged as collateral for the short term bank loans.  Land of two subsidiaries has also been used as collateral for the above facilities.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

9.         SHORT TERM LOANS, Continued

Short term bank loans as at December 31, 2009

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender

$3,066,000	20,000,000	May 28, 2010	5.31%	Agricultural Bank of China
9,198,000	60,000,000	June 15, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	June 22, 2010	4.86%	Construction Bank of China
4,599,000	30,000,000	June 24, 2010	5.31%	Construction Bank of China
3,066,000	20,000,000	June 28, 2010	5.31%	Agricultural Bank of China
2,606,100	17,000,000	July 28, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	August 29, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	September 29, 2010	5.31%	Agricultural Bank of China
459,900	3,000,000	October 28, 2010	5.31%	Agricultural Bank of China
4,599,000	30,000,000	October 29, 2010	5.31%	Agricultural Bank of China

$36,792,000	240,000,000

Long term bank loans as at December 31, 2009

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender

4,599,000	30,000,000	June 23, 2011	5.40%	Construction Bank of China
9,198,000	60,000,000	June 29, 2011	5.40%	Agricultural Bank of China

$13,797,000	90,000,000

10.       ACCOUNTS PAYABLE AND ACCRUALS

	December 31, 2010	December 31, 2009
Raw material	$1,112,843	$942,761
Construction and equipment	10,424,222	20,721,527
Trade payable	10,392,796	3,718,700
	$21,929,861	$25,382,988

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

11.          RELATED PARTIES TRANSACTIONS AND BALANCES

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Company has agreements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for executive and management consulting services.  These Companies are related as they are owned by senior officials and directors of the Company.

The amount of these transactions and outstanding balances as at December 31, 2010 are as follows:

a)             During the year ended December 31, 2010, the Company paid or accrued consulting fees totaling $367,148 (2009 - $343,794) for the services provided by Grand Leaf’s management agreement.  As at December 31, 2010, there was $367,148 (2009 - $343,794) payable to Grand Leaf.

b)             During the year ended December 31, 2010 the Company paid or accrued consulting fees of $127,153 (2009 - 189,086) and $61,929 (2009 - 68,759)) to PALCO and AAFAB respectively.  As at December 31, 2010, there was nil (2009 - $4,702) payable to PALCO and nil (2009 - nil) payable to AAFAB.

c)              During the year ended December 31, 2010, the Company paid or accrued consulting fees totaling $65,408 (2009 - $72,664) to BISM.  As at December 31, 2010, there was $nil (2009 - $19,545) payable to BISM.

d)             During the year ended December 31, 2010, the Company paid or accrued management fees totaling $400,000 (2009 - $361,883) to GLG International.  As at December 31, 2010, there was $400,000 (2009 - $361,883) payable to GLG International.

During the year ended December 31, 2009, the Company obtained loans totaling US $6,892,000 from the Company’s Chairman and Chief Executive Officer.  The loans bear interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum. The Company used the proceeds of the loans for corporate working capital purposes and to fund the required initial investment in the Runhao subsidiary in China.

During the year ended December 31, 2010, the Lender, the Company’s Chairman and Chief Executive Officer, agreed to consolidate all outstanding loans and accrued interest with a new 2 year term loan with effect from June 1, 2010.  During the year ended December 31, 2010, the Company repaid $3,090,330 (US$3,000,000) of the loan principal balance due to a related party.  The Company also obtained two new loans from the Chairman and Chief Executive Officer in the amounts of US $1,500,000 and $700,000 respectively.  The loans bear interest at the US dollar prime rate posted by the Bank of Canada plus 4% per annum and have maturity dates of December 1, 2012 and December 23, 2012.  These two loans were repaid with interest subsequent to year end.

The Company obtained a loan of US $100,000 from a company controlled by a director of the Company.  The loan bears interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum and matures June 9, 2011.  This loan was repaid with interest subsequent to December 31, 2010.  The outstanding loan balance as at December 31, 2010, is as follows:

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

11.       RELATED PARTIES TRANSACTIONS AND BALANCES, Continued

Loan amount in C$		Loan amount in US$	Maturity Date	Interest rate per annum

	$3,945,434	$3,966,855	June 1, 2012	Bank Canada US Dollar prime rate + 3%
	696,220	700,000	December 23, 2012	Bank Canada US Dollar prime rate + 4%
	1,491,900	1,500,000	December 1, 2012	Bank Canada US Dollar prime rate + 4%
	99,460	100,000	June 9, 2011	Bank Canada US Dollar prime rate + 3%

	$6,233,014	$6,266,855
Short Term Portion	99,460	100,000	June 9, 2011

Long Term Portion	$6,133,554	$6,166,855

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.      ECONOMIC DEPENDENCE

The Company has an agreement with the Strategic Customer that outlines annual minimum purchase and supply quantities over the term of the agreement.

The supply agreement with the Strategic Customer accounts for 47% of revenue for the year ended December 31, 2010 (2009 - 90%).

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

13.          SHARE CAPITAL

a)             Capital stock

	Number of Shares	Amount
Balance at December 31, 2008	19,629,916	$93,355,149

Stock-options exercised (Note 13 (b)(i))	241,457	584,376
Issuance of restricted shares (Note 13 (b)(ii))	283,850	485,407
Stock-based compensation on previously issued restricted shares	-	1,615,955
Shares issued on equity offering , net	4,168,750	29,452,656
Shares issued for Intangible Asset (Note 8)	1,093,750	8,312,500
Income tax recovery related to share issuance costs	-	1,006,072

Balance at December 31, 2009	25,417,723	$134,812,115

Stock-based compensation on previously issued restricted shares	-	2,440,145
Issuance of restricted shares (Note 13 (b)(ii))	604,356	377,963
Shares issued for Intangible Asset (Note 8)	250,000	1,977,500
Stock-options exercised (Note 13 (b)(i))	1,099,167	1,319,000
Stock-based compensation previously recognized on options exercised	-	439,667

Balance at December 31, 2010	27,371,246	$141,366,390

 Authorized

        Unlimited number of common shares with no par value.

Common shares

        The holders of common shares are entitled to one vote per share.

b)             Stock options and restricted shares

The Company is subject to the policies of the TSX, under which it is authorized to grant options to officers, directors, employees and consultants enabling them to purchase common stock of the Company.  The Company has one stock option and restricted share units plan (“Plan”) which was amended effective May 16, 2008.  The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan.

(i)            Stock options

Under the Plan, options granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares of the Company inclusive of any restricted share units granted under the Plan.  The maximum term of an option is 5 years after the date of grant.  The exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

13.          SHARE CAPITAL, Continued

b)      Stock options and restricted shares, continued

(i)            Stock options, continued

The following summarizes information about the stock options outstanding and exercisable at December 31, 2010 and 2009:

Exercise price	Number outstanding at December 31, 2010	Weighted average remaining contractual life (years)	Number exercisable at December 31, 2010	Weighted average exercise price

$16.00	44,716	2.37	31,917	$16.00
$8.60	91,150	3.50	34,345	$8.60
$8.26	6,250	3.92	1,875	$8.26
$7.79	107,924	4.44	-	$7.79
$8.11	6,000	4.87	-	$8.11

	256,040	3.74	68,137	$9.53

Exercise price	Number outstanding at December 31, 2009	Weighted average remaining contractual life (years)	Number exercisable at December 31, 2009	Weighted average exercise price

$1.20	1,099,167	0.47	1,099,167	$1.20
$8.26	18,750	4.92	-	-
$8.60	91,150	4.50	-	-
$16.00	44,716	3.37	12,696	$16.00

	1,253,783	1.81	1,111,863	$1.37

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

13.          SHARE CAPITAL, Continued

b)             Stock options and restricted shares, continued

(i)            Stock options, continued

Summary of option transactions

	Number of options	Weighted average exercise price per option

Balance at December 31, 2008	1,385,966	$1.68

Options granted	109,900	8.54
Options forfeited	(626)	1.21
Options exercised	(241,457)	1.21

Balance at December 31, 2009	1,253,783	$2.37

Options granted	119,424	7.81
Options forfeited	(18,000)	8.12
Options exercised	(1,099,167)	1.20

Balance at December 31, 2010	256,040	$9.53

During the year ended December 31, 2010, 119,424 (2009 - 109,900) stock options were granted and 18,000 options were forfeited (2009 - 626).  For these options granted during the year ended December 31, 2010, 89,794 of the options are subject to the achievement of 2010 performance targets and have a vesting period of 1 to 4 years.  The remaining 29,630 options vest over 1 to 2 year periods.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

13.          SHARE CAPITAL, Continued

b)             Stock options and restricted shares, continued

(i)            Stock options, continued

The Company recorded stock-based compensation in contributed surplus in the amount of $489,939.

The fair value of the options granted in 2010 and 2009 was estimated on the grant date using the Black‑Scholes option pricing model with the following range of assumptions:

	2010	2009

Risk-free interest rate	1.75%-2.32%	0.48%-0.58%
Dividend yield	0%	0%
Volatility	88.23%	75.8%-98.7%
Expected option life	5 years	5 years
Expected forfeiture per year	5%	5%

(ii)          Restricted share units

Under the Plan, restricted share units granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares in the Company inclusive of any stock options granted under the Plan.  Holders of restricted share units are entitled to voting rights and dividends.  The maximum vesting period for restricted share units are 5 years from the date of grant unless, otherwise, it is approved by the Board of Directors.  Restricted share units are issued to certain employees have certain performance criteria, which are based on production and financial targets.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

13.          SHARE CAPITAL, Continued

b)      Stock options and restricted shares, continued

(ii)      Restricted share units, continued

The vesting periods for restricted share units as at December 31, 2010 are as follows:

Number of restricted share units at December 31, 2010	Vesting period (years)	Performance based

7,854	-	No
6,000	0.87	No
25,359	-	No
30,000	-	Yes
281,295	0.37	Yes
3,196	0.43	No
44,850	0.50	No
9,614	1.44	No
225,000	1.50	Yes
38,843	4.44	No
538,849	9.44	Yes

1,210,860	4.75

The vesting periods for restricted shares as at December 31, 2009 are as follows:

Number of restricted share units at December 31, 2009	Vesting period (years)	Performance based

11,359	-	No
7,000	0.50	No
30,000	0.90	No
281,295	1.37	Yes
276,850	1.50	Yes

606,504	1.37

During the year ended December 31, 2010, 604,356 (2009 - 283,850) restricted shares were issued with a fair value of $4,712,367 (2009 - $2,441,110).  Of these restricted shares granted, 538,849, are subject to the achievement of 2010 performance targets and have a vesting period of 10 years.  The remaining 65,507 restricted shares granted in 2010 are subject to a vesting period ranging from 1 to 5 years.  The fair value of the restricted shares is calculated based on the share price at grant date.  The Company recorded stock-based compensation in the amount of $2,818,108 (2009 - $2,101,362), of which $377,963 related to restricted shares issued during the year ended December 31, 2010 (2009 - $485,407) and $2,440,145 (2009 - $1,615,955) related to restricted shares granted in previous years.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

14.          RESERVE FOR EMPLOYEE BENEFITS

The laws in China require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund for employee benefits until such a fund has reached 50% of the Company's registered capital.  The amount of the Company’s reserve is $829,660 for the year ended December 31, 2010 (2009 ‑ $509,559).

15.          CHANGES IN NON‑CASH WORKING CAPITAL ITEMS

	2010	2009

Accounts receivable	$(26,141,549)	$(3,395,063)
Interest receivable	(1,553)	-
Taxes recoverable	(1,517,414)	(4,012,613)
Inventory	(22,793,239)	(13,221,650)
Prepaid expenses	4,099,710	(2,368,189)
Deferred charges	12,024	12,648
Accounts payable and accruals	7,025,450	1,694,538
Interest payable	125,613	(142,316)
Deferred revenue	-	(1,995,000)

	$(39,190,958)	$(23,427,645)

16.         SUPPLEMENTAL CASH FLOW INFORMATION

	2010	2009

Interest received	$170,212	$-
Interest paid	4,385,257	4,286,177
(Decrease) Increase in accounts payable and accruals related to
property, plant and equipment	(10,297,305)	8,064,144
Income taxes paid	544,006	-

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

17.         EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2010 and 2009 is based on the weighted average number of shares outstanding.  Diluted earnings per share reflect the dilutive effect of the exercise of options. The number of shares for the diluted earnings per share was calculated as follows:

	December 31, 2010	December 31, 2009

Net (Loss) Income for the year	$(2,934,082)	$758,019

Weighted average number of shares used in basic earnings per	26,618,546	20,379,979
share
Dilutive potential of the following:
Employee/director share options	-	1,073,845

Dilututed weighted average number of shares outstanding	26,618,546	21,453,824
Earnings per share:
Basic	$(0.11)	0.04
Diluted	$(0.11)	0.04

18.         SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada, China and USA.

December 31, 2010	Canada	China	USA	Total

Property, Plant and Equipment	$40,054	$104,059,171	$-	$104,099,225
Revenue	35,582,408	23,344,721	-	58,927,129

December 31, 2009	Canada	China	USA	Total

Property, Plant and Equipment	$670	$108,311,020	$-	$108,311,690
Revenue	36,210,362	4,609,153	1,064,069	41,883,584

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

19.         INCOME TAXES

a)        Future tax assets and liabilities

	2010	2009

Non-capital loss carry-forwards	$1,774,375	$1,620,370
Pre-operating costs	117,237	403,689
Cumulative eligible costs	268,086	249,010
Intangible assets	(3,067,190)	(3,644,372)
Property, plant and equipment	(318,055)	(345,813)
Share issuance costs	674,170	1,064,920

	(551,377)	(652,196)
Less: valuation allowance	(91,487)	(81,007)
Future income tax asset (liability)	$(642,864)	$(733,203)

b)        Effective tax rate

Income tax expense (recovery) differs from the amount that would be computed by applying the combined federal and provincial statutory income tax rate of 28.50% (2009 - 30%) to income before income taxes.  The reasons for the differences are as follows:

	2010	2009
Tax expense (recovery) at statutory rates	$(674,303)	$111,238
Increase (decrease) resulting from:
Permanent and other differences	240,186	743,675
Stock based Compensation	942,794	743,675
Withholding tax	152,955	-
Change in tax rates	(41,546)	(313,206)
Book to tax differences	12,689	(182,864)
Foreign rate differences	(56,286)	(284,290)
Expiry of prior year losses	-	166,829
Change in valuation allowance	10,479	(1,730,927)
	$586,968	$(243,259)

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

19.         INCOME TAXES, Continued

c)         Canada and China income taxes

Provision for income taxes	2010	2009
Current tax expense (recovery)
Canadian	$152,955	$-
USA	13,496	-
China	510,857	510,545

Future Tax expense (recovery)
Canadian	398,517	35,017
USA		-
China	(488,858)	(788,821)

d)        Non-capital losses carry-forwards

	Canada & US	China
	2010	2010	2010	2009

2014		$2,419,582	2,419,582	$2,458,064
2015		1,619,461	1,619,461
2028	1,255,039		1,255,039	3,394,221
2029	174,885		174,885	174,885
2030	41,917		41,917

Total	$1,471,841	4,039,043	5,510,884	$6,027,170

20.         FINANCIAL INSTRUMENTS

(a)       Categories of financial assets and liabilities

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, and accrued liabilities, and short term loans.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value.  Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for particular instruments provided by a third party.

The fair values of accounts receivable, accounts payable and accrued liabilities, related parties, and short term loans approximate carrying values because of the short-term nature of these

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

20.         FINANCIAL INSTRUMENTS, Continued

(a)       Categories of financial assets and liabilities, continued

instruments.  Cash and cash equivalents are stated at fair value and are classified within Level 2.  There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year.

Financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, and other financial liabilities.

The carrying value of the Company’s financial instruments is classified into the following categories:

Category	Carrying value	2010	2009

Financial assets
Held-for-trading	Fair value	$23,817,215	$16,028,206
Loans and receivables	Amortized cost	31,560,756	5,718,315

Financial liabilities
Other financial liabilities	Amortized cost	128,656,219	84,009,892

(b)    Items of income, expense, gains or losses

Interest income, gains and losses from held-for-trading, loans and receivables and other financial liabilities are recognized in other income (expense).  During the year ended December 31, 2010, interest expense in the amount of $4,501,106 (2009 - $2,695,178) from other financial liabilities was recognized in other expense and nil (2009 - $1,125,721) was recognized through cost of goods sold.

Interest income and expense from held-for-trading and other financial liabilities were determined using the effective interest method.

	2010	2009

Interest income from held-for-trading	$170,212	$104,968
Interest expense from other financial liabilities	4,501,106	3,820,899

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

20.         FINANCIAL INSTRUMENTS, Continued

(c)        Fair value

As at December 31, 2010 and 2009, the recorded amounts for cash and cash equivalents are at fair value.

As at December 31, 2010 and 2009, accounts receivable, accounts payable and accruals, short term loans, interest payable, advances from customers, and due to related party, less provision for impairment if applicable, approximate their fair values due to the short‐term nature of these instruments.

(d)       Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations.  The Company’s primary credit risk is on its cash and cash equivalents and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with various financial institutions.  Given the current economic environment, the Company monitors the credit quality of the financial institutions it deals with on an ongoing basis.

The following tables provide information regarding the aging of financial assets that were past due but which were not impaired as at December 31, 2010 and 2009.

December 31, 2010	0-30 days	31-90 days	over 90 days	Total

Dollar amount	$31,401,100	145,222	$14,434	$31,560,756
% of Total accounts receivable	99%	0%	0%	100%

December 31, 2009	0-30 days	31-90 days	over 90 days	Total

Dollar amount	$5,587,383	$121,962	$8,970	$5,718,315
% of Total accounts receivable	98%	2%	0%	100%

The Company has a high concentration of credit risk as the accounts receivable were owed by fewer than ten customers.  However, the Company believes that it does not require collateral to support the carrying value of these financial instruments.  The carrying amount of financial assets represents the maximum credit exposure.  The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis.  Based on default rates on customers with receivable balances at December 31, 2010, the Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

20.         FINANCIAL INSTRUMENTS, Continued

(d)       Credit risk, continued

Allowance account for credit losses

	December 31, 2010	December 31, 2009

Balance - beginning of year	$58,358	$-
Increase/(decrease) in allowance for doubtful accounts
Accounts receivable	(25,033)	58,358

Balance - end of year	$33,325	$58,358

(e)       Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of a change in foreign exchange rates.  The Company conducts its business primarily in U.S. dollars, RMB, Canadian dollars and Hong Kong dollars.  The Company is exposed to currency risk as the functional currency of its subsidiaries is other than Canadian dollars.

The majority of the Company’s assets are held in subsidiaries whose functional currency is the RMB.  The RMB is not a freely convertible currency.  Many foreign currency exchange transactions involving RMB, including foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange.  Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates.  The Company cannot predict nor give any assurance of its future stability.  Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits.  The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations in China are considered self-sustaining operations.  The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing at the balance sheet date.

Unrealized gains and losses resulting from translating self-sustaining operations are accumulated and reported as a currency translation adjustment in accumulated other comprehensive income.

Information on the net foreign exchange risk exposure of self-sustaining operations with an impact on the other comprehensive income is provided in the following table:

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

20.         FINANCIAL INSTRUMENTS, Continued

(e)       Foreign exchange risk, continued

	December 31, 2010		December 31, 2009

	RMB balance	HK$ balance	RMB balance	HK$ balance

Total assets	1,457,070,820	5,679	1,144,158,524	5,879
Total liabilities	611,148,070	-	368,972,741	-

Net foreign exchange risk exposure	845,922,750	5,679	775,185,783	5,879

As of December 31, 2010, assuming that all other variables remain constant, a change of 1% in the Canadian dollar against the RMB would have an effect on other comprehensive income of approximately $1,276,497 (2009 - $1,188,360).

The Company’s US operations, which are integrated operations, and Canadian operations are primarily exposed to exchange rate changes between the U.S. dollar and the Canadian dollar.  The Company’s primary U.S. dollar exposure in Canada relates to the revaluation into Canadian dollars of its U.S. dollar denominated working capital.

The following table provides information on the Company’s net foreign exchange risk exposure from its US and Canadian operations with an impact on the net income (loss):

	December 31, 2010	December 31, 2009

	US$	US$

Financial assets
Cash and cash equivalents	348,199	3,437,005
Accounts receivable	8,775,010	5,368,861

Financial liabilities
Accounts payable and accruals	404,956	3,719,943
Short-term borrowing	540,000	500,000
Interest payable	194,692	195,099
Due to related party	6,266,855	6,892,000

Net foreign exchange risk exposure	1,716,706	(2,501,176)

As of December 31, 2010, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar against the US dollar would have an effect on net income of approximately $17,074 (2009 - $26,287).

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

20.         FINANCIAL INSTRUMENTS, Continued

(f)        Liquidity risk

The following tables provide due date information for the Company’s significant financial liabilities as at December 31, 2010 and 2009.  Additional information regarding liquidity risk is disclosed in Note 1.

Financial liabilities at December 31, 2010	0 to 12 months	12 to 24 months	After 24 months

Accounts payable and accruals	$21,929,861	$-	$-
Short term loans	100,131,084	-	-
Interest payable	384,761	-	-
Advance from a customer	76,959	-	-
Due to related party	99,460	6,133,554	-

	$122,622,125	$6,133,554	$-

Financial liabilities at December 31, 2009	0 to 12 months	12 to 24 months	After 24 months

Accounts payable and accruals	$25,382,988	$-	$-
Short term loan	37,317,500	-	-
Interest payable	268,912	-	-
Due to related party	7,243,492	-	-
Non-current bank loan	-	13,797,000	-

	$70,212,892	$13,797,000	$-

(g)       Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents, short term loans, and due to related party at December 31, 2010.  The interest rates on these financial instruments fluctuate based on the bank prime rate.  As at December 31, 2010, with other variables unchanged, a 100-basis point change in the bank prime rate would have a net effect of approximately $825,468 (2009 - $280,407) on net (loss) income.

21.          CAPITAL DISCLOSURE

The Company’s objectives when managing capital are to provide returns for shareholders, and comply with any externally imposed capital requirements while safeguarding the Company’s ability to continue as a going concern.  The Company considers items included in shareholders’ equity, cash and cash equivalents and debt to be capital.  Debt is calculated as the total of short term loans and bank loans.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

21.         CAPITAL DISCLOSURE, Continued

	2010	2009

Cash and Cash Equivalents	23,817,215	16,018,203
Debt	(100,131,084)	(51,114,500)
Net Debt	(76,313,869)	(35,096,297)

Shareholder's Equity	147,779,405	144,819,316

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.  In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, issue new debt, or sell assets to reduce debt.  In this respect, the Company monitors its net debt to equity ratio.

The Company’s officers and senior management are responsible for managing the Company’s capital and do so through regular meetings and regular review of financial information.  The Company’s Board of Directors is responsible for overseeing this process.

Pursuant to Chinese regulations, the Company is required to make appropriations to reserve funds, based on after tax net income determined in accordance with generally accepted accounting principles of China (Note 14).  The reserve funds are established for covering corporate obligations in the event of business liquidation.  The reserve funds are recorded as part of deficit.  The reserve funds are available for the Company to use but are not available for distribution to shareholders other than in liquidation and may limit repatriation of invested capital.  The Company is in compliance with this regulation during the year ended December 31, 2010.

The Company is not subject to any external covenant.

22.          COMMITMENTS

(a)       The Company has two 5‑year operating leases with respect to land and production equipment at the Qingdao factory in China.  The leases expire in 2011, and the annual minimum lease payments are approximately $150,900 (RMB1,000,000).

(b)       The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation.  Rent of approximately $119,211 (RMB790,000) is paid every 10 years.

(c)            The Company has 4 months remaining on a lease for office premises.  The minimum lease payments to be paid in 2011 approximate $26,696.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

22.          COMMITMENTS, Continued

The minimum operating lease cash payments related to the above are summarized as follows:

2011	$ 177,596
2012	-
2013	-
2014	-
Thereafter	238,422

Total	$ 416,018

(d)        In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region.  The agreement requires the Company to make a total investment in the Juancheng region of $59,676,000 (US$60,000,000) over the course of the 20-year agreement to retain its exclusive rights.  As of December 31, 2010, the Company has not made any investment in the region.

23.          CONTINGENT LIABILITIES

On May 27, 2008, Northern Securities (“Northern”) filed a claim with the B.C. Supreme Court over additional consideration claimed owed by the Company with respect to the Sponsorship Agreement dated January 24, 2007.  The Company has filed its defense and counter claim against Northern.  The maximum amount the Company would be required to pay is $38,664 in cash and to issue 62,500 shares to Northern.

24.          SEASONALITY

GLG’s stevia business is affected by seasonality.  The harvest of the stevia leaves typically start at the end of July and continue through to the fall of each year.  GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks.  GLG’s production year runs from October to September each year whereby raw materials are converted into WIP and finished goods.

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

25.          SUBSEQUENT EVENTS

(a)            Equity Offering

On February 23, 2011, the Company completed a short form prospectus and issued 5,290,000 units at CAD$11.00 per share. The Company received aggregate gross proceeds of $58,190,000.  The underwriter discounts and commissions related to this equity offering amounted to $3,491,400.  The Company received net proceeds of $54,698,600. Each unit consisted of one common share and one half common share purchase warrant.  Each whole warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of CAD$15.00 per common share for a period of 36 months following the date of closing of the offering.

(b)          Settlement of loan

On January 11, 2011 the Company repaid a loan totaling $8,976,000 CAD (60,000,000 RMB).  The loan was held by the Bank of Constructions in China at an interest rate of 5.31% per annum.

26.          DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between general accepted accounting principles in Canada and the United States on our net earnings is summarized as follows:

(In Canadian Dollars)	2010	2009

Net (loss) income under Canadian GAAP	$(2,934,082)	$758,019
Add (deduct)
Reversal of interest capitalized in inventory ( a )	-	523,272
Interest captialized ( b )	163,457	979,990
Amortization on property, plant and equipment ( b )	(360,107)	(212,657)
Tax impact of prior year adjustment ( f )	-	(653,782)
Net (loss) income under US GAAP	(3,130,732)	1,394,842

Other comprehensive income under Canadian GAAP	(710,376)	(14,309,320)

Other comprehensive income under US GAAP	(710,376)	(14,309,320)

Comprehensive income	$(3,841,108)	$(12,914,478)

(Loss) income per share under US GAAP
Basic	(0.12)	0.07
Dilute	(0.12)	0.07

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

26.          DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Consolidated balance sheets under Canadian GAAP and US GAAP

		December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2009
		Canadian	U S	Canadian	U S
(In Canadian Dollars)		GAAP	GAAP	GAAP	GAAP
ASSETS
Current Assets
Cash and cash equivalents		$23,817,215	$23,817,215	$16,018,203	$16,018,203
Accounts receivable		31,560,756	31,560,756	5,718,315	5,718,315
Interest receivable		1,540	1,540	-	-
Taxes recoverable		6,554,498	6,554,498	5,130,359	5,130,359
Inventory	( a )	63,306,902	63,306,902	41,149,142	41,149,142
Prepaid expenses		4,380,290	4,380,290	8,578,097	8,578,097
		129,621,201	129,621,201	76,594,116	76,594,116
Property, Plant, and Equipment	( b )	104,099,225	108,324,184	108,311,690	112,733,297
Goodwill		7,736,478	7,736,478	7,859,523	7,859,523
Restricted Cash		-	-	10,003	10,003
Deferred Charges		81,461	81,461	94,867	94,867
Intangible Assets		35,643,970	35,643,970	36,715,455	36,715,455
TOTAL ASSETS		$277,182,335	$281,407,294	$229,585,654	$234,007,261

LIABILITIES
Current Liabilities
Short term loans		100,131,084	100,131,084	37,317,500	37,317,500
Accounts payable and accruals		21,929,861	21,929,861	25,382,988	25,382,988
Interest payable		384,761	384,761	268,912	268,912
Advances from customers		76,959	76,959	-	-
Due to related party		99,460	99,460	7,243,492	7,243,492
		122,622,125	122,622,125	70,212,892	70,212,892
Non-current bank loan				13,797,000	13,797,000
Due to related party		6,133,554	6,133,554
		128,755,679	128,755,679	84,009,892	84,009,892

Future income taxes		642,864	642,864	733,203	733,203
NON-CONTROLLING INTERESTS	( c )	4,387	-	23,243	-

SHAREHOLDERS' EQUITY
Share capital	( d )	141,366,390	141,423,457	134,812,115	134,869,181
Contributed surplus	( d )	14,959,980	16,389,310	14,909,708	16,339,037
Accumulated other comprehensive income		5,676,312	5,676,312	6,386,688	6,386,688
Deficit	( d )	(14,223,277)	(11,484,715)	(11,289,195)	(8,353,983)
		147,779,405	152,004,364	144,819,316	149,240,923
NON-CONTROLLING INTERESTS	( c )	-	4,387	-	23,243
TOTAL SHAREHOLDER'S EQUITY		147,779,405	152,008,751	144,819,316	149,264,166
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY		$277,182,335	$281,407,294	$229,585,654	$234,007,261

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

26.          DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

(In Canadian Dollars)	2010	2009

Shareholders' equity based on Canadian GAAP	$147,779,405	$144,819,316
Interest captialized ( b )	4,797,721	4,634,264
Amortization on property, plant and equipment ( b )	(572,762)	(212,657)
Non-controlling interest contributions ( c )	4,387	23,243

Shareholders' equity based on US GAAP	152,008,751	149,264,166

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

26.          DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Consolidated statements of cash flows under US GAAP:

	US GAAP	US GAAP
(In Canadian Dollars)	2010	2009

Cash provided by (used in)

Operating activities
Net income (loss)	$(3,130,732)	$1,394,842
Items not affecting cash:
Stock-based compensation	3,308,048	2,478,916
Amortization of property, plant and equipment & intangibles	10,393,853	6,598,012
Provision on loan and receivables	(18,027)	58,358
Foreign exchange loss (gain)	202,305	(2,615,900)
Future income tax expense	(101,802)	(100,018)
Changes in non-cash working capital items	(39,209,814)	(24,094,885)
Cash flow used by operating activities	(28,556,169)	(16,280,675)

Investing activities
Decrease (increase) in short term investment	-	326,252
Decrease (increase) in restricted cash	10,003	90,707
Purchase of property, plant and equipment	(14,885,743)	(35,851,852)
Cash flow used by investing activities	(14,875,740)	(35,434,893)
Financing activities
Issue of short term loans	53,981,670	58,157,200
Repayment of short term loans	(3,719,372)	(13,928,700)
Issuance of common shares	-	33,241,278
Issuance of common shares on exercise of stock options	1,319,000	291,000
Share issuance costs	-	(3,186,313)
Advance from a customer	73,543	-
Repayment of advance from a customer	-	(22,053,238)
Advance from a related party	2,634,781	7,726,413
Repayment of loan to a related party	(3,406,211)	-
Cash flow from financing activities	50,883,411	60,247,640

Effect of foreign exchange rate changes on cash and cash equivalents	347,511	123,460

CHANGE IN CASH AND CASH EQUIVALENTS	7,799,012	8,655,532

CASH AND CASH EQUIVALENTS, beginning of year	16,018,203	7,362,671

CASH AND CASH EQUIVALENTS, end of year	$23,817,215	$16,018,203

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

26.          DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a) The Company capitalized interest costs for routine inventories produced in large quantities on a repetitive basis for the year ended December 31 2008.  The Company also expensed such capitalized interest as costs of sales.  In accordance with U.S. GAAP ACS 835-20-15-6, interest costs are not capitalized for routine inventories produced in large quantities on a repetitive basis, and accordingly not allowed to be recorded as costs of sales.  As at December 31, 2010, these adjustments resulted in a decrease in cost of sales for the year ended December 31, 2010 of nil (2009 - $1,125,721) and an increase in interest expense for the year ended December 31, 2010 of nil (2009 - $602,449).

(b)   In accordance with U.S. GAAP under ACS 835-20, interest costs, including interest and accretion on convertible instrument, are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use.  Capitalization is not required under Canadian GAAP, which results in an increase in property, plant and equipment under US GAAP.  At December 31, 2010, this increased property, plant, and equipment by $4,585,064 (2009 - $4,421,607), increased amortization expense for the year ended December 31, 2010 by $360,107 (2009 - $212,657) and a decreased interest expense for the year ended December 31, 2010 by $163,457 (2009 - $979,990).

(c)    In accordance with U.S. GAAP under ACS 810-10, Non-controlling Interests in Consolidated Financial Statements, which establishes requirements for ownership interests in subsidiaries held by parties other than the Company to be clearly identified, presented, and disclosed in the consolidated balance sheet within equity, but separate from the parent’s equity.  All changes in the parent’s ownership interests are required to be accounted for consistently as equity transactions and any non-controlling equity investments in unconsolidated subsidiaries must be measured initially at fair value.  The Company has applied the presentation resulting in a change in the financial statement presentation of its non-controlling interests.  The amount transfer to shareholders’ equity as at December 31, 2010 is $4,387 (2009 - $23,243).

(d)     In accordance with Canadian GAAP, proceeds from the issuance of convertible loans and detachable warrants are allocated to long term convertible term loans and shareholders' equity, resulting in a debt discount that was amortized to interest expense over the term of the loans.  In accordance with U.S. GAAP ASC 470-20-25-2 through 25-3 and ASC 470-20-30-1 through 30-2, the proceeds from the issuance of convertible loans and detachable warrants are allocated to the warrants and convertible debt on a relative fair value basis.  This resulted in an increase to contributed surplus of $1,429,330 (2009-$1,429,330), a decrease of $596,715 (2009-$596,715) to share capital and an increase to deficit of $832,614 (2009-$832,614) under U.S. GAAP for an overall net difference in shareholder’s equity of nil (2009-nil).

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

26.       DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

(e)   In accordance with Canadian GAAP, a subtotal is included in cash flows from operating activities.  Under US GAAP, no such subtotal would be disclosed.

(f)     In 2009, a valuation allowance was released against a future income tax asset relating to equity transactions in 2007.  Under Canadian GAAP, the release of the valuation allowance was recorded as a future income tax recovery in the statement of operations.   US GAAP requires the valuation allowance release relating to past equity transactions to be recorded as an increase in share capital in the statement of shareholder's equity. As at December 31, 2010, these adjustments resulted in a decrease in deficit of $653,782 (2009 - $653,782) and an increase in share capital of $653,782 (2009 - $653,782).

New accounting pronouncements:

The Financial Accounting Standards Board (“FASB”) has amended standards related to stock-based compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years beginning on or after December 15, 2010, with early adoption permitted. The Company will adopt this standard effective January 1, 2011, with no effect on the consolidated financial statements.

Recently adopted accounting pronouncements:

The FASB has amended standards related to variable interest entities and financial assets. The standards eliminate the concept of a qualifying special-purpose entity, establish new criteria for consolidation of variable interest entities and create more stringent conditions for the treatment of transfers of financial assets. The standards were effective for the Company on January 1, 2010. The adoption of these standards had no effect on the consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update required (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarified existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and

GLG LIFE TECH CORPORATION

Notes Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

26.       DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. We have adopted this new guidance and it did not materially expand our consolidated financial statement disclosures.